Lawrence S. Block Senior Vice President and General Counsel

BY EDGAR FILING, FACSIMILE

AND OVERNIGHT MAIL

December 18, 2009

Ms. Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	KMP Futures Fund I LLC
Form 10-12G
Filed November 2, 2009
File No. 000-53816

Dear Ms. Garnett:

Reference is made to your letter dated December 7, 2009 providing comments to the Registration Statement on Form 10 for KMP Futures Fund I LLC (“Registrant”). Kenmar Preferred Investment Solutions Corp., the managing member (the “Managing Member”) of KMP Futures Fund I LLC (“Registrant”), hereby files, via EDGAR, responses to the comment letter of the Staff of the Securities and Exchange Commission dated December 7, 2009, relating to Registrant’s Form 10 filed on November 2, 2009 (File No. 000-53816). As requested, our responses are numbered to correspond to the Commission’s comment letter. A copy of this letter, along with clean and marked (against the Form 10 filed on November 2, 2009) copies of the amended Form 10 (the “Form 10”), are being sent to the Commission via overnight mail.

General Comments

1.	It appears that you are filing voluntarily under Section 12(g) of the Securities and Exchange Act. Please tell us the purpose of the registration of these securities.

Response: Registrant currently serves as an aggregated trading vehicle for the following funds: Diversified Futures Trust I; Futures Strategic Trust; World Monitor Trust II – Series D; and World Monitor Trust II – Series F (collectively, the “Feeder Funds”). Each Feeder Fund currently allocates 100% of its assets to Registrant. As a result of a decline in the net asset value of each of the Feeder Funds, Kenmar Preferred Investments Corp., the managing member of Registrant and the managing owner of each of the Feeder Funds, determined to (i) terminate each Feeder Fund effective close of business on December 31, 2009, (ii) mandatorily redeem each investor’s units in the Feeder Funds, and (iii) make an in-kind distribution to each Feeder Fund investor of such investor’s pro rata interest in Registrant. Following such transactions, Registrant anticipates having in excess of 499 holders; as such we have determined to file the registration statement on Form 10 in advance of the time period required by Section 12(g) of the Securities Exchange Act of 1934, as amended, for a class of equity securities held of record by more than 499 holders (the “Exchange Act”).

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7000 • www.kenmar.com • Email: info@kenmar.com

NEW YORK                     VIRGINIA                     SINGAPORE

Ms. Karen Garnett	2	December 18, 2009

2.	Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities and Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

Response: Thank you for your comment. Registrant understands its obligations under the Exchange Act following effectiveness of the Form 10 in accordance with Section 12(g)(1) of the Exchange Act.

3.	Please tell us whether this registration statement is subject to U.S. Commodities Futures Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

Response: Registrant has not offered, and does not intend to offer, its limited liability company interests (“Interests”) in a manner that would subject the Form 10 to CFTC disclosure rules and regulations and, as such Registrant has not submitted the Form 10 for review by the NFA.

4.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: Financial statements for the quarter ending September 30, 2009, for each of Registrant and the Managing Member have been provided as Exhibits 99.7 and 99.8, respectively, to the Form 10/A.

5.	Please update your disclosure, as appropriate, through September 30, 2009.

Response: All disclosures in the Form 10 have been updated through September 30, 2009.

Item 1.	Business, page 1

6.	Please disclose your website, or the website of the Managing Member, if applicable.

Response: Registrant does not maintain a website. The Managing Member’s website is https://www.kenmar.com. The Registration Statement on Form 10/A has been revised accordingly – please see page 1 therein.

The Managing Member, page 2

7.	Please revise to explain the phrase “notional equity.”

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 3 therein.

8.	Please revise to disclose whether the Managing Member will notify investors in the event it terminates the Advisor, adds an additional advisor, or allocates assets to a different trading program run by the Advisor. If so, please describe the method of notification.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 3 therein.

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                     VIRGINIA                     SINGAPORE

Ms. Karen Garnett	3	December 18, 2009

The Advisor, page 2

9.	Please revise to clarify whether the Fund’s account with Winton Capital Management LLC will track the advisor’s Trading Program or if the Trading Program simply guides the trading advisor’s investment decisions on behalf of the Fund.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 3 therein.

10.	Please disclose the material terms of the advisory agreement, including the circumstances under which the advisory agreement may be terminated.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see pages 8 through 10 therein.

Overview of the Winton Diversified Trading Program, page 3

11.	Please revise to describe in more detail the trend-following nature of the trading program. We note the reference to trend-following in risk factor (12) on page 14.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see pages 4 through 8 therein.

Advisor’s Fees, page 5

12.	Please revise the first paragraph to clarify, if true, that the advisory fee will be based on the amount of assets under management at the end of each month. Similarly, revise the second paragraph to clarify that you are referring to the last business day of each calendar quarter.

Response: We confirm that the advisory fee is based on the amount of assets under management at the end of each month and that the incentive fee is payable at the end of each calendar quarter. The Registration Statement on Form 10/A has been revised accordingly – please see page 11 therein.

13.	We note that the method of calculating the Advisor’s incentive fee will be modified beginning January 1, 2010. Please disclose the impact this will have on the fees to be paid to the Advisor. Also, please revise to briefly explain the difference between calculating the fee at the Manager level versus the Registrant level.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 12 therein.

Conflicts, page 7

The Managing Member, page 7

14.	Please disclose the number of other pools and the number of alternative investment products currently sponsored or operated by the managing member and its affiliates. Please disclose the number of other clients who have the same of similar investment objectives as you.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 14 therein.

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                     VIRGINIA                     SINGAPORE

Ms. Karen Garnett	4	December 18, 2009

The Advisor, page 7

Application of Speculative Position Limits, page 8

15.	Please revise to describe in more detail the position limits currently in effect that could limit Winton’s trading and, as a result, the investments available to your account. Describe existing position limits and disclose whether Winton is currently affected by such limits.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 15 therein.

16.	Please disclose whether your advisor may liquidate a position held by you in order to maintain a position for another fund that generates higher fees. If applicable, please add a risk factor to address this possibility.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 16 therein.

17.	Please disclose the number of other clients of the advisor who have the same or similar investment objectives as you.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 14 therein.

Item 1A.	Risk Factors, page 10

18.	Please review your risk factors and revise to remove mitigating language. We note, for example only, your risk factors on page 11 relating to leverage. Please revise your risk factors to discuss only the risk presented. You may discuss mitigating factors elsewhere in the registration statement.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 19 therein.

19.	Please add a risk factor to address the risks associated with having only one advisor to manage your assets.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 25 therein.

20.	It appears that the Operating Agreement does not require your Managing Member to maintain a particular net worth or capital account. Please add a risk factor to address any risks that this presents.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 25 therein.

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                     VIRGINIA                     SINGAPORE

Ms. Karen Garnett	5	December 18, 2009

High Leverage Embodied in Futures Trading…page 11

21.	Please clarify, if true, that there is no limit on the amount of leverage you may use.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 19 therein.

Item 2.	Financial Information, page 20

(b) Management’s Discussion and Analysis of financial Condition…page 20

22.	It does not appear that you have discussed the results of operations for the two-year period included in the filing. Please tell us how you complied with Instruction 1 to Item 303(a) of regulation S-K.

Response: The Registration Statement on Form 10/A has been revised discuss the results of operations for the nine-month period ending September 30, 2009, the nine-month period ending September 30, 2008, the year ending December 31, 2008 and the year ending December 31, 2007 – see pages 28 through 48 and 57 through 60 therein.

Market Overview, page 24

Sector Performance, page 27

23.	To provide more context for the sector disclosure, please describe your asset allocation by percentage for each of these sectors, and any other sectors, as of the end of periods presented.

Response: The Registration Statement on Form 10/A has been revised accordingly and also provides sector disclosures for the nine-month period ending September 30, 2009, the nine-month period ending September 30, 2008, the year ending December 31, 2008 and the year ending December 31, 2007 – see pages 48 through 56 therein.

Results of operations, page 29

24.	Please revise to provide a more detailed discussion of the contribution of series D and F’s assets to the Registrant.

Response: The Registration Statement on Form 10/A has been revised accordingly – see page 57 therein.

25.	Refer to the third sentence of the first paragraph under this heading. Please revise to explain what you mean by the term “performance” and how it differs from changes in NAV.

Response: The Registration Statement on Form 10/A has been revised accordingly – see page 57 therein.

26.	Please revise to clarify why trading performance had no material impact on your average net asset level during the second quarter 2009 and the second quarter 2008. Also, please describe in more detail why interest income was $0 during the second quarter 2009.

Response: The Registration Statement on Form 10/A has been revised accordingly – see page 57 therein.

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                     VIRGINIA                     SINGAPORE

Ms. Karen Garnett	6	December 18, 2009

Item 4.	Security Ownership of Certain Beneficial Owners and Management, page 31

27.	Considering that the Managing Member performs the functions equivalent to those of your executive officers, please disclose the Managing Member’s ownership interest.

Response: The Registration Statement on Form 10/A has been revised accordingly – see page 61 therein.

Item 5.	Directors and Executive Officers, page 32

28.	Please provide the ages of the executive officers and directors as required by Item 401(a) and (b) of Regulation S-K.

Response: The Registration Statement on Form 10/A has been revised accordingly – see pages 62 through 67 therein.

Item 6.	Executive Compensation, page 37

29.	Rule 405 of Regulation C defines “executive officer” to include any person who performs policy making functions for the registrant. It appears the managing officers of the Managing Member perform the day-to-day management functions for the Fund and are responsible for all of your policy making functions. We also note the disclosure on page 6 of the registration statement, which states that you will reimburse the Managing Member for certain personnel costs associated with the managing officers of your Managing Member. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

Response: The Registration Statement on Form 10/A has been revised accordingly – see page 67 therein.

Item 7.	Certain Relationships and Related Transactions…page 38

30.	We note that you reference other sections for the disclosure required by Item 404 and 407(a) of Regulation S-K. Please provide all of the disclosure required by Item 404 and 407(a) of Regulation S-K in this section.

Response: The Registration Statement on Form 10/A has been revised accordingly – see page 68 therein.

Item 11.	Description of Securities to be Registered, page 39

(d) Other Securities, Limited Liability Company Interest, page 40

Management of the Registrant

31.	In this section, you disclose that your manager monitors the advisor and adjusts your overall leverage at which you trade. On page 17, you disclose that your manager has no control over the leverage used by your advisor. Please reconcile these statements.

Response: The Managing Member has no control over the leverage used by the Advisor in implementing its trading program. The Managing Member can control the amount of “notional equity” allocated to the Advisor. The Registration Statement on Form 10/A has been revised accordingly – see page 70 therein.

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                     VIRGINIA                     SINGAPORE

Ms. Karen Garnett	7	December 18, 2009

Redemptions, page 40

32.	Please clarify whether an investor must maintain a minimum investment amount.

Response: There is no specific requirement that a Member maintain a minimum account balance, although the Managing Member may compulsorily redeem a Member if such Member redeems a portion of its Interest and, as a result, the Member’s account balance is a de minimis amount.

Term; Dissolution, page 42

33.	Please clarify whether the members may vote to continue the fund in the event that the Managing Member determines to dissolve the fund.

Response: The Registration Statement on Form 10/A has been revised accordingly – see page 72 therein.

Financial Statements and Notes

KMP Futures Fund I LLC

Fiscal Year 2008 and 2007

Note 2. Summary of Significant Accounting Policies, page 6

34.	Tell us your accounting policy for initial and ongoing offering expenses and what consideration you gave to providing disclosure of this accounting policy. Refer to the guidance in paragraph 8.24 of the AICPA’s Audit and Accounting Guide, Audits of Investment Companies.

Response: Registrant has been an aggregate trading vehicle since inception, and there have not been any initial and/or ongoing offering expenses. Organization expenses were expensed when incurred and such amounts were immaterials.

35.	Please explain to us how you determined the value reported for redemptions payable and what consideration you gave to providing disclosure of this information.

Response: Redemptions payable represent redemption requests received by Registrant from a member during a month of the applicable period end and are valued at the respective period’s ending net asset value. Based upon our analysis of the Organization Agreement and since such agreement is a filed exhibit, we believe our disclosures are adequate, however, prospectively we will add such disclosure to the financial statements.

Preferred Investment Solutions Corp.

Independent Auditor’s Report, page 1

36.	We note the audit report for the managing member places reliance on the work of other accountants. Please tell us your consideration of Rule 2-05 of Regulation S-X.

Response: The Managing Member is required to include its balance sheet in the Registration Statement pursuant to Rule 8-07 of Regulation S-X. However, because the Managing Member is not the Registrant, we do not believe that the audited financial statements of the Managing Member are subject to the requirements of Regulation S-X and, as such, we do not believe that the separate report of the other accountants must be included.

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                     VIRGINIA                     SINGAPORE

Ms. Karen Garnett	8	December 18, 2009

If, however the Commission prefers, we could provide a cross-reference for the other financial statements, which are available via EDGAR for the following entities: Diversified Futures Trust I, Futures Strategic Trust, World Monitor Trust II – Series D, World Monitor Trust II – Series E, World Monitor Trust II – Series F, Kenmar Global Trust and World Monitor Trust III – Series J.

Interim Period

37.	We note the significant decrease in stockholder’s equity of the Managing Member during the interim period. Please tell us why you have not provided disclosure of the events which had a material impact on the Managing Member.

Response: We do not believe that the requested information is relevant to the Registration Statement on Form 10/A for the Registrant. Moreover, we have included an additional Risk Factor concerning the fact that Registrant’s Operating Agreement does not require the Managing Member to maintain a particular net worth. See Response to Comment 20 above.

Registrant hereby acknowledges that (i) Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                     VIRGINIA                     SINGAPORE

Ms. Karen Garnett	9	December 18, 2009

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (914) 307-7020, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Lawrence S. Block
Lawrence S. Block
Senior Vice President and General Counsel
Kenmar Preferred Investments Corp.,
Managing Member of KMP Futures Fund I LLC

cc:	Ms Stacie Gorman
Mr. Jorge Bonilla
Ms. Cicely LaMothe
Securities and Exchange Commission

Timothy P. Selby, Esq.
Matthew W. Mamak, Esq.
Alston & Bird LLP

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                     VIRGINIA                     SINGAPORE